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EXHIBIT 99.4:  FORM OF LETTER TO STOCKHOLDERS.

                                 PURCHASESOFT, INC.
                             7301 Ohms Lane, Suite 220
                               Edina, Minnesota 55439

                                  _______ __, 1999

Dear Stockholder:

     Enclosed are the prospectus and other materials relating to the Rights Offering by PurchaseSoft, Inc. ("PurchaseSoft"). Please carefully review the prospectus, which describes how you can participate in the Rights Offering. You will be able to exercise your Subscription Rights to purchase additional shares of PurchaseSoft Common Stock only during a limited period. You will find answers to some frequently asked questions about the Rights Offering beginning on page 1 of the prospectus. You should also refer to the detailed Instructions for Use of PurchaseSoft, Inc. Subscription Certificates, included with this letter. The exercise of Subscription Rights will be irrevocable.

SUMMARY OF THE TERMS OF THE OFFERING.

     - You will receive 0.75 non-transferable Subscription Rights for each share of PurchaseSoft Common Stock you owned on March 22, 1999. You will not receive fractional Subscription Rights, but PurchaseSoft will round your number of Subscription Rights down to the nearest whole number. For example, if you own 100 shares of Common Stock, you will receive 75 Subscription Rights. If you own 50 shares of Common Stock, you will receive 37 Subscription Rights.

     - You may purchase one share of Common Stock for each Subscription Right you receive at the Subscription Price of $0.90 per share.

     - If you fully exercise the Subscription Rights issued to you, you may subscribe for additional shares through the Over-Subscription Privilege. If Subscription Rights holders subscribe to purchase more than a total of 6,151,382 shares, shares purchased through the Over-Subscription Privilege will be allocated, based upon the number of shares each holder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the prospectus.

     - The Rights Offering expires at 5:00 p.m., Eastern Standard Time, on April 23, 1999. If you do not exercise your Subscription Rights before that time, they will expire and will have no monetary value.

     If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

     If you do not exercise your Subscription Rights, your ownership in PurchaseSoft may be diluted. Please see page 7 of the prospectus for a discussion of dilution and other risk factors.

     If you have any questions concerning the Rights Offering, please feel free to contact PurchaseSoft's Chief Financial Officer, Philip D. Wolf, at 612-941-1500.

                                        Sincerely,

                                        By:
                                            -------------------------------
                                               Michael G. Kerrison,
                                               Chairman and CEO